September 1, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Werner Enterprises, Inc.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 24, 2021
File No. 000-14690
Dear Division of Corporation Finance:

On August 19, 2021, we received your letter informing Werner Enterprises, Inc. (the “Company”) that you examined our Form 10-K for the fiscal year ended December 31, 2020 filed on February 24, 2021. We have reviewed the comments in your letter regarding the aforementioned filing and have provided our responses below. We have included your original comment directly above our response for your convenience.

Form 10-K for the Fiscal Year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 16

SEC Comment:

1.We note that you present a table on page 18, showing a measure of “Gross Margin” for your Werner Logistics segment, calculated as operating revenues less rent and purchased transportation expenses. However, given your disclosure on page 15, indicating that other operating expenses excluded from the measure include salaries, wages and benefits, and your disclosure on page 46, explaining that assets have not been associated with your segments without addressing your attribution of depreciation and amortization to the segments, it is unclear whether your measure of “Gross Margin” reflects all costs that would be attributable to revenues from services in accordance with GAAP.

If your measure is incomplete in this regard, you will need to either relabel the measure or recalculate the measure in accordance with GAAP; and if an incomplete measure is retained, you will need to provide a reconciliation to the most directly comparable measure calculated in accordance with GAAP. Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of Regulation

September 1, 2021

S-K. Please address the concerns outlined above and submit an analysis depicting and explaining the basis for your attribution of all operating expenses presented in your table on page 16 to your segments for the most recently completed fiscal year.

Company Response:

We will remove the measure and no longer use the label “Gross Margin” in future filings. The revised format of the table from page 18 is shown below.

	2020		2019
Werner Logistics segment (amounts in thousands)	$	%	$	%	% Chg
Operating revenues	469,791	100.0	489,729	100.0	(4.1)
Operating expenses:
Rent and purchased transportation expense	407,308	86.7	411,506	84.0	(1.0)
Other operating expenses	56,478	12.0	61,935	12.7	(8.8)
Total operating expenses	463,786	98.7	473,441	96.7	(2.0)
Operating income	6,005	1.3	16,288	3.3	(63.1)

The fifth, sixth and seventh sentences of the third paragraph on page 15 will be revised in future filings to read as follows.

“Other operating expenses consist primarily of salaries, wages and benefits as well as depreciation, supplies and maintenance and other general expenses. We evaluate the Werner Logistics segment’s financial performance by reviewing operating expenses and operating income expressed as a percentage of revenues. Rent and purchased transportation expenses as a percentage of revenues can be impacted by the rates charged to customers and the costs of securing third-party capacity.”

Below is a table depicting and explaining the basis for our attribution of all operating expenses presented in our table on page 16 to our segments for the most recently completed fiscal year.

Operating Expenses	Basis for attribution to segments
Salaries, wages and benefits	Salaries and wages are primarily directly identifiable to an individual segment while some administrative salaries and wages are allocated to segments based on revenues, shipments or other criteria. Benefits are allocated to segments based on a percentage of the segment’s salaries and wages to total salaries and wages.
Fuel	Fuel is directly identifiable to an individual segment, primarily the Truckload Transportation Services segment.
Supplies and maintenance	For the most part, supplies and maintenance costs are directly identifiable to an individual segment, primarily the Truckload Transportation Services segment. Trailer maintenance is allocated based on average trailers used during the period by the segment. General and administrative supplies are allocated to segments based on the segment’s percentage share of a metric such as average number of tractors.

September 1, 2021

Taxes and licenses	Fuel taxes are allocated to segments based on the fuel used by each segment and the segment’s miles by state. Other taxes and licenses costs are allocated to segments based on the average number of tractors used in the segment during the period as a percentage of the total number of tractors for the period in all segments.
Insurance and claims	Individual claims are directly identifiable to a segment while insurance premiums are allocated to segments based primarily on each segment’s revenues as a percentage of total revenues.
Depreciation	Tractor and trailer depreciation are allocated to segments using an average depreciation rate for all tractors and trailers and the average number of tractors and trailers used in the segment during the period. Other depreciation is allocated to segments based on specific identification or as a percentage of a metric such as average number of tractors.
Rent and purchased transportation	Rent and purchased transportation expenses are primarily directly identifiable to a specific segment.
Communications and utilities	Communications and utilities are allocated to segments based on the segment’s percentage share of a metric, such as average number of tractors, or is directly identifiable to the segment.
Other	Other operating expenses are allocated to segments based on the segment's percentage of the total for metrics such as average number of tractors, average number of trailers, etc. depending on the nature of the specific other operating expense category.

SEC Comment:

2.We note that you identify various non-GAAP measures in your earnings releases including, on a consolidated basis, adjusted operating income; adjusted net income; adjusted diluted earnings per share; adjusted operating expenses; adjusted income before income taxes; and adjusted income tax expense; and for the Truckload Transportation Services segment, adjusted operating margin net of fuel; and for the Werner Logistics Services segment, the gross margin and gross profit measures mentioned in the preceding comment. We also note that you identify operating expenses as the most comparable GAAP measure for the first three measures listed but do not identify a corresponding GAAP measure or provide a reconciliation for any of the other measures.

Please explain your rationale in identifying operating expenses as the most comparable GAAP measure to use in reconciling your various non-GAAP performance measures, and how you considered the nature of financial activity reflected in these measures in formulating your view. Please also explain why operating income would not be more comparable than operating expenses to adjusted operating income; and why net income would not be more comparable than operating expenses to adjusted net income.

We expect that you will need to reform these communications to identify the most comparable GAAP financial measure for each non-GAAP measure, and to provide a separate reconciliation for each non-GAAP measure to the most comparable GAAP financial measure to comply with Section 244.100(a) of Regulation G. Please submit the revisions that you propose to address these concerns.

September 1, 2021

Company Response:

We will reform these communications in future filings to identify the most comparable GAAP financial measure for each non-GAAP financial measure and will provide a separate reconciliation for each non-GAAP financial measure to the most comparable GAAP financial measure. Please see the revised communications and reconciliations of our non-GAAP financial measures to the most comparable GAAP financial measure below as would have been presented for the three and six months ended June 30, 2021.

Non-GAAP Financial Measures and Reconciliations

To supplement our financial results presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), we provide certain non-GAAP financial measures as defined by the U.S. Securities and Exchange Commission (“SEC”) Regulation G, including non-GAAP adjusted operating income; non-GAAP adjusted operating margin; non-GAAP adjusted operating margin, net of fuel surcharge; non-GAAP adjusted net income; non-GAAP adjusted diluted earnings per share (“EPS”); non-GAAP adjusted operating expenses; non-GAAP adjusted operating expenses, net of fuel surcharge; non-GAAP adjusted operating ratio; and non-GAAP adjusted operating ratio, net of fuel surcharge. We believe these non-GAAP financial measures provide a more useful comparison of our performance from period to period because they exclude the effect of items that, in our opinion, do not reflect our core operating performance. Our non-GAAP financial measures are not meant to be considered in isolation or as substitutes for their comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to using non-GAAP financial measures. Although we believe that they improve comparability in analyzing our period to period performance, they could limit comparability to other companies in our industry if those companies define these measures differently. Because of these limitations, our non-GAAP financial measures should not be considered measures of income generated by our business. Management compensates for these limitations by primarily relying on GAAP results and using non-GAAP financial measures on a supplemental basis.

The following tables present reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure as required by SEC Regulation G. In addition, information regarding each of the excluded items as well as our reasons for excluding them from our non-GAAP results is provided below.
Reconciliation of Non-GAAP Financial Measures - Consolidated
(unaudited)
(In thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2021		2020		2021		2020
Non-GAAP Adjusted Operating Income and Non-GAAP Adjusted Operating Margin (1)	$	% of Op. Rev.	$	% of Op. Rev.	$	% of Op. Rev.	$	% of Op. Rev.
Operating income and operating margin – (GAAP)	$76,863	11.8%	$52,818	9.3%	$139,334	11.0%	$83,884	7.2%
Non-GAAP adjustments:
Insurance and claims (2)	1,258	0.2%	1,198	0.2%	2,516	0.2%	2,396	0.2%
Acquisition expenses (3)	992	0.2%	—	—%	992	0.1%	—	—%
Gain on sale of Werner Global Logistics (4)	—	—%	—	—%	(1,013)	(0.1)%	—	—%
Depreciation (5)	—	—%	3,679	0.6%	—	—%	8,693	0.8%
Non-GAAP adjusted operating income and non-GAAP adjusted operating margin	$79,113	12.2%	$57,695	10.1%	$141,829	11.2%	$94,973	8.2%

September 1, 2021

	Three Months Ended June 30,				Six Months Ended June 30,
	2021		2020		2021		2020
Non-GAAP Adjusted Net Income and Non-GAAP Adjusted Diluted EPS (1)	$	Diluted EPS	$	Diluted EPS	$	Diluted EPS	$	Diluted EPS
Net income and diluted EPS – (GAAP)	$72,032	$1.06	$39,132	$0.56	$118,524	$1.74	$62,190	$0.89
Non-GAAP adjustments:
Insurance and claims (2)	1,258	0.02	1,198	0.02	2,516	0.04	2,396	0.03
Acquisition expenses (3)	992	0.01	—	—	992	0.01	—	—
Gain on sale of Werner Global Logistics (4)	—	—	—	—	(1,013)	(0.01)	—	—
Depreciation (5)	—	—	3,679	0.06	—	—	8,693	0.13
Gain on equity investment (6)	(20,191)	(0.30)	—	—	(20,191)	(0.30)	—	—
Income tax effect of above adjustments	4,575	0.07	(1,244)	(0.02)	4,512	0.06	(2,828)	(0.04)
Non-GAAP adjusted net income and non-GAAP adjusted diluted EPS	$58,666	$0.86	$42,765	$0.62	$105,340	$1.54	$70,451	$1.01

Reconciliation of Non-GAAP Financial Measures - Truckload Transportation Services (TTS) Segment
(unaudited)
(In thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2021		2020		2021		2020
Non-GAAP Adjusted Operating Income and Non-GAAP Adjusted Operating Margin (1)	$	% of Op. Rev.	$	% of Op. Rev.	$	% of Op. Rev.	$	% of Op. Rev.
Operating income and operating margin – (GAAP)	$73,108	14.9%	$51,225	11.5%	$130,736	13.7%	$80,314	8.8%
Non-GAAP adjustments:
Insurance and claims (2)	1,258	0.2%	1,198	0.3%	2,516	0.3%	2,396	0.3%
Depreciation (5)	—	—%	3,679	0.8%	—	—%	8,693	0.9%
Non-GAAP adjusted operating income and non-GAAP adjusted operating margin	$74,366	15.1%	$56,102	12.6%	$133,252	14.0%	$91,403	10.0%

	Three Months Ended June 30,				Six Months Ended June 30,
	2021		2020		2021		2020
Non-GAAP Adjusted Operating Expenses and Non-GAAP Adjusted Operating Ratio (1)	$	% of Op. Rev.	$	% of Op. Rev.	$	% of Op. Rev.	$	% of Op. Rev.
Operating expenses and operating ratio – (GAAP)	$418,092	85.1%	$393,828	88.5%	$823,413	86.3%	$829,602	91.2%
Non-GAAP adjustments:
Insurance and claims (2)	(1,258)	(0.2)%	(1,198)	(0.3)%	(2,516)	(0.3)%	(2,396)	(0.3)%
Depreciation (5)	—	—%	(3,679)	(0.8)%	—	—%	(8,693)	(0.9)%
Non-GAAP adjusted operating expenses and non-GAAP adjusted operating ratio	$416,834	84.9%	$388,951	87.4%	$820,897	86.0%	$818,513	90.0%

September 1, 2021

	Three Months Ended June 30,		Six Months Ended June 30,
Non-GAAP Adjusted Operating Expenses, Net of Fuel Surcharge; Non-GAAP Adjusted Operating Margin, Net of Fuel Surcharge; and Non-GAAP Adjusted Operating Ratio, Net of Fuel Surcharge (1)	2021	2020	2021	2020
	$	$	$	$
Operating revenues – (GAAP)	$491,200	$445,053	$954,149	$909,916
Less: Trucking fuel surcharge (7)	(57,439)	(34,208)	(104,898)	(85,249)
Operating revenues, net of fuel surcharge – (Non-GAAP)	433,761	410,845	849,251	824,667
Operating expenses – (GAAP)	418,092	393,828	823,413	829,602
Non-GAAP adjustments:
Trucking fuel surcharge (7)	(57,439)	(34,208)	(104,898)	(85,249)
Insurance and claims (2)	(1,258)	(1,198)	(2,516)	(2,396)
Depreciation (5)	—	(3,679)	—	(8,693)
Non-GAAP adjusted operating expenses, net of fuel surcharge	359,395	354,743	715,999	733,264
Non-GAAP adjusted operating income	$74,366	$56,102	$133,252	$91,403
Non-GAAP adjusted operating margin, net of fuel surcharge	17.1%	13.7%	15.7%	11.1%
Non-GAAP adjusted operating ratio, net of fuel surcharge	82.9%	86.3%	84.3%	88.9%

(1) Non-GAAP adjusted operating income; non-GAAP adjusted operating margin; non-GAAP adjusted operating margin, net of fuel surcharge; non-GAAP adjusted net income; non-GAAP adjusted diluted earnings per share; non-GAAP adjusted operating expenses; non-GAAP adjusted operating expenses, net of fuel surcharge; non-GAAP adjusted operating ratio; and non-GAAP adjusted operating ratio, net of fuel surcharge should be considered in addition to, rather than as substitutes for, GAAP operating income; GAAP operating margin; GAAP net income; GAAP diluted earnings per share; GAAP operating expenses; and GAAP operating ratio, which are their most directly comparable GAAP financial measures.

(2) During second quarter 2021 and 2020, we accrued pre-tax insurance and claims expense for interest related to a previously disclosed excess adverse jury verdict rendered on May 17, 2018 in a lawsuit arising from a December 2014 accident. The Company is appealing this verdict. Additional information about the accident was included in our Current Report on Form 8-K dated May 17, 2018. Under our insurance policies in effect on the date of this accident, our maximum liability for this accident is $10.0 million (plus pre-judgment and post-judgment interest) with premium-based insurance coverage that exceeds the jury verdict amount. Interest is accrued at $0.4 million per month until such time as the outcome of our appeal is finalized. Management believes excluding the effect of this item provides a more useful comparison of our performance from period to period. This item is included in the Truckload Transportation Services segment in our Segment Information table.

(3) During second quarter 2021, we incurred legal and professional fees related to the acquisition of ECM Transport Group, which was finalized on July 1, 2021. Acquisition-related expenses are excluded as management believes these costs are not representative of the costs of managing our on-going business. The expenses are included within other operating expenses in our Income Statement and in Corporate operating income in our Segment Information table.

(4) During first quarter 2021, we sold Werner Global Logistics (“WGL”) freight forwarding services for international ocean and air shipments to Scan Global Logistics Group, which resulted in the pre-tax gain on sale. Management believes excluding the effect of this unusual and infrequent item provides a more useful comparison of our performance from period to period. This item is included in our Werner Logistics segment in our Segment Information table.

(5) During first quarter 2020, we changed the estimated life of certain trucks expected to be sold in 2020 to more rapidly depreciate these trucks to their estimated residual values due to the weak used truck market. These trucks continued to depreciate at the same higher rate per truck, until all were sold. Management believes excluding the effect of this unusual and infrequent item provides a more useful comparison of our performance from period to period. This item is included in our Truckload Transportation Services segment in our Segment Information table.

(6) Non-operating, mark-to-market gain on our ownership interest in TuSimple, an autonomous technology company. TuSimple completed its initial public offering in April 2021. Upon completion, our equity investment was converted to Class A common shares. We account for our interest, which represents less than 1%, under ASC 321, Investments - Equity Securities. We record changes in the value of our investment, based on the share price reported by Nasdaq, in other expense (income) in our Income Statement. Management believes excluding the effect of this item provides a more useful comparison of our performance from period to period.

(7) Fluctuating fuel prices and fuel surcharge revenues impact the total company operating ratio and the TTS segment operating ratio when fuel surcharges are reported on a gross basis as revenues versus netting the fuel surcharges against fuel expenses. Management believes netting fuel surcharge revenues, which are generally a more volatile source of revenue, against fuel expenses provides a more consistent basis for comparing the results of operations from period to period.

September 1, 2021

Please contact the undersigned by telephone at (402) 894-3243 if you have any questions regarding the information or would like further clarification.

Very truly yours,

/s/ James L. Johnson
James L. Johnson
Executive Vice President, Chief Accounting Officer and Corporate Secretary

cc: Derek J. Leathers